PRESS RELEASE




             Tikcro Technologies Reports 2007 Fourth Quarter Results

Tel Aviv, Israel, February 12, 2008 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the fourth quarter and year ended December 31, 2007.

Net loss for the fourth quarter was $ 15,000, or $ (0.00) per share. Net income for the year ended December 31, 2007 was $ 147,000 or $ 0.02 per share.

As of December 31, 2007, the Company had cash and marketable securities totaling $10.3 million.

About Tikcro Technologies:
Tikcro explores strategic alternatives, including a business combination with another company or to acquire minority stakes in one or more operating companies. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.


Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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                                          Tikcro Technologies Ltd.
                                                Balance Sheet
                                         (US dollars in thousands)
-----------------------------------------------------------------------------------------------


                                                                December 31,         December 31,
                                                                    2007                 2006
         Assets
               Current assets

               Cash and short-term marketable securities     $     10,325    $           10,126
               Other receivables                                       32                    23
                    Total current assets                           10,357                10,149

                    Total assets                             $     10,357    $           10,149
                                                           ------- -------      ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                 $          14  $                28
               Other current liabilities                               156                  154
                                                           ------ ---------     ----------------
                    Total current liabilities                          170                  182

               Shareholders' equity                                 10,187                9,967
                                                           ----------------     ----------------

               Total liabilities and shareholders'
               equity                                        $      10,357  $            10,149
                                                           ------ ---------     ----------------

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                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------------------------

                                                            Three Months Ended December 31             Year Ended December 31
                                                              2007                 2006                 2007              2006
                                                              ----                 ----                 ----              ----

General and administrative expenses                          $ 135             $   74          $        334       $         209
                                                         ----------------     ----------------      ------------     -------------


Total operating expenses                                       135                 74                   334                 209
                                                         ----------------     ----------------      --------------   -------------

Operating loss                                                (135)               (74)                 (334)               (209)

Financial income, net                                          120                108                   481                 419
                                                         ----------------     ----------------      --------------    -----------

Net income (loss)                                           $ (15)             $   34          $        147       $         210
                                                         ================     ================      ==============     ==========

Basic and diluted net earnings (loss) per share             $ (0.00)           $  0.00        $       $ 0.02      $        0.03
                                                         ================     ================      ==============     ==========

Basic weighted average shares                                 8,004               7,909                7,933               7,909
                                                         ================     ================      ==============     ==========

Diluted weighted average shares                               8,004               8,057                8,065               8,054
                                                         ================     ================      ==============     ==========

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